Jimmy C. Tallent
President & CEO

H. Lynn Harton
Chief Operating Officer

Rex S. Schuette
EVP & Chief Financial Officer
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
EVP & Chief Risk Officer



United Community Banks, Inc.
Fourth Quarter 2012 Investor Presentation



Cautionary Statement

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission including its 2011 Annual Report on Form 10-K under the sections entitled "Forward-Looking Statements". Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

Non-GAAP Measures

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core net interest margin, core net interest revenue, core fee revenue, core operating expense, core earnings, net operating income (loss) and net operating earnings (loss) per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, net interest revenue, fee revenue, operating expense, net income (loss), diluted earnings (loss) per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix to this presentation.

United at a Glance

- Founded in 1950
- Third-largest bank holding company in Georgia
- Headquartered in Blairsville, Georgia with 105 locations throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee
- 1,590 employees

27 Banks and 105 Offices

NASHVILLE
KNOXVILLE
TENNESSEE
CHATTANOOGA
ASHEVILLE
NORTH CAROLINA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
GREENVILLE
SOUTH CAROLINA
COASTAL GEORGIA
ATLANTA
GEORGIA
FLORIDA
JACKSONVILLE

Deposit Market Share[1]				
Market	Banks	Offices	Deposit Share	Rank
North Georgia	11	22	32%	1
Atlanta MSA	10	37	4	7
Gainesville MSA	1	5	12	5
Coastal Georgia	2	8	4	8
Western North Carolina	1	20	12	3
East Tennessee	2	11	2	9

[1] ***FDIC deposit market share and rank as of 6/12 for markets where United takes deposits. Source: SNL and FDIC. Excludes 2 Loan Production Offices.***

Key Statistics as of 12/31/12	
(billions)	
Total assets	$6.80
Total deposits	$5.95
Loans	$4.18



PERFORMANCE – TRENDS

Highlights Fourth Quarter

➢ Improving Quarterly Results
- ➢ Net income of $9.26 million, or 11 cents per share
- ➢ Sixth quarterly profit in past seven quarters
- ➢ Core earnings (pre-tax, pre-credit) of $29.1 million

➢ Modest Loan Growth, Both Linked Quarter and Year Ago
- ➢ Increased commercial and retail lending opportunities

➢ Solid Improvement in All Credit Quality Metrics
- ➢ Metrics improving across all areas

➢ Strong Core Transaction Deposit Growth
- ➢ Year-to-date up 11%
- ➢ Building customer deposit base
- ➢ Represents 56% of total customer deposits compared to 34% at the end of 2008

Net Interest Revenue



$ in millions

$58.4 $58.9 $59.3 $59.1 $58.9 $56.9 $57.4 $56.0

Excludes $2 million accrued interest on performing loans sold in connection with the bulk loan sale in 1Q11 that we were not paid for as part of the agreement with the purchaser.



Core Fee Revenue - Improving

$ in millions

Core Operating Expenses – Gaining Efficiencies



Core Deposit Mix - Improving



$ in billions

1Q11
$5.91

4Q12
$5.71

		1Q11		4Q12
Demand / NOW	$	1,576	$	1,841
MMDA / Savings		1,149		1,372
Core Transaction		**2,725**		**3,213**
Time		2,516		1,050
Public Deposits		672		739
Total Deposits		**5,913**		**5,002**

Key Driver of Net Interest Revenue – Loan Growth



Margin Compression Due to

- Loan and securities pricing under pressure

- Difficult to lower deposit pricing

— Loan Yields

— Securities Yields

— Average Rate on Interest Bearing Deposits

Key Drivers of Net Interest Revenue / Margin



Excludes $2 million accrued interest on performing loans sold in connection with the bulk loan sale in 1Q11 that we were not paid for as part of the agreement with the purchaser.

Net Interest Revenue Growth

- **Offset margin compression by growing loans**
- **4Q12 impacted by:**
  - Overlap of sub-debt (5 bps)
  - Full quarter impact of scheduled repricing of $90 million corporate bonds from fixed to floating rate (5 bps)
  - New/renewed loan repricing, including new HELOC program

New Loans Funded *(> $100 Thousand)*



$ in millions

	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
New Loans	$52.6	$104.6	$87.8	$147.3	$131.4	$86.5	$137.5	$149.8

Loans ($ bns):

$4.163	$4.110	$4.110	$4.128	$4.119	$4.138	$4.175

Loan Portfolio – Diversifying *($ in billions)*



	1Q11	4Q12
Commercial C&I	$ 1.425	$ 1.590
Commercial Inv. RE	.698	.682
Construction	.763	.536
Retail	1.308	1.367
	$ 4.194	$ 4.175

Core Earnings – Growth Through Fee Revenue / Expense Efficiencies

$ in millions



Net Income (Loss)

$ in millions



*Includes $25 million provision for large customer relationship

Non-Performing Assets (NPAs)

$ in millions



*NPAs to total assets – 1.88% / Allowance to loans at 2.57%

Non-Performing Loans (NPLs) Inflow Trends

$ in millions

Quarterly NPL Inflows Since 2009


$200.0
$150.0
$100.0
$50.0
$0.0
$174.8
$177.7
$193.3
$174.9
$139.0
$155.0
$119.8
$81.0
$54.7
$35.9
$103.4
$45.7
$32.4
$29.4
30.5
20.2
89.5% Decline from Peak
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Q2 '11
Q3 '11
Q4 '11
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Resi Construction
Com. Construction
Resi. Mortgage
Com. RE
Commercial
Consumer
Single Customer

Total NPLs


$320.0
$240.0
$160.0
$80.0
$-
$259.2
$287.8
$304.4
$264.1
$280.8
$224.3
$217.8
$179.1
$83.8
$71.1
$144.5
$127.5
$129.7
$115.4
$115.0
$109.9
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11
Q2 '11
Q3 '11
Q4 '11
Q1 '12
Q2 '12
Q3 '12
Q4 '12

Performing Classified Loans

$ in millions





OUTLOOK

Our goal: leverage our strengths

➤ Strong Local Leadership

➤ Funding Advantage in Our Legacy Markets

➤ Consistent and Attractive Culture

   ➢ Class leading customer satisfaction

   ➢ Low employee turnover

To grow our business the right way

➢ Become Better Retail and Small Business Bank

 ➢ Grow sales: Better product design, merchandising, campaign execution

 ➢ HELOC program success: $100 million in new balances

 ➢ Invest in people

To grow our business the right way

- ➢ Continue to Invest In, and Improve, Commercial Capabilities
    - ➢ Diversify portfolio – Focus on C&I and owner occupied
    - ➢ Success in Atlanta and Savannah markets
    - ➢ Invest in people: 30 lenders past 2 years ($300 million)
    - ➢ Enter new markets: Opened LPO in Greenville SC (4Q12)
    - ➢ Positive net loan growth going forward
- ➢ Executed Customer Derivative Swap Program – Meeting Customer Needs and Adding Fee Revenue

Grow existing fee businesses at faster pace

➤ Mortgage First Priority

  ➢ Performing well, but at 50% of peers

  ➢ Focus on home purchase product as well as refinancings

  ➢ Focus on lower performing markets

  ➢ Invest in management, people and new markets



➤ Advisory Services

  ➢ Customer satisfaction high

  ➢ Invest in management, people and new markets

Summary

- Focus on Core Earnings Growth – Fee Revenue, Expenses, Efficiencies
  - Goal for 4Q13 – increase $10 million annually from 4Q12

- Offsetting Margin Headwinds Through Loan Growth and Improving Deposit Mix
  - Goal loan growth in 2013 – mid-single digit range
  - Expecting quarterly margin compression in 2013 – 2 to 4 basis points

- Steady Progress on Credit; Improving Through 2013

- Solid Strengths – Size, Culture, Capital

- Well-Positioned in All Areas for Opportunities



FINANCIAL REVIEW

Core Earnings Summary

(in thousands)

| | 4Q12 | Variance - Increase / (Decrease) | |
		3Q12	4Q11
Net Interest Revenue	$ 56,028	$ (1,343)	$ (3,022)
Fee Revenue	14,614	1,611	3,172
Gross Revenue	**70,642**	**268**	**150**
Operating Expense (Excl OREO)	41,552	1,029	(2,291)
Pre-Tax, Pre-Credit (Core)	$ **29,090**	$ **(761)**	$ **2,441**

Net Interest Margin	3.44 %	(.16) %	(.07)

Fee Revenue - Core

(in thousands)

	4Q12	(Decrease) 3Q12	4Q11
Overdraft Fees	$ 3,464	$ 102	$ (73)
Debit Card Fees	3,701	638	732
Other Service Charges	1,210	(61)	468
Total Service Charges and Fees	8,375	679	1,127
Mortgage Loan & Related Fees	3,262	462	1,437
Brokerage Fees	751	42	(31)
Other	2,163	365	576
Total Fee Revenue - Core	**14,551**	**1,548**	**3,109**
Non-Core[1]	210	(551)	(1,015)
Reported - GAAP	**$ 14,761**	**$ 997**	**$ 2,094**

(1) Includes net securities gains and charges on prepayment of FHLB advances, hedge ineffectiveness gains, gains from the sale of low income housing tax credits, interest on Federal income tax refund and mark to market adjustments on United's deferred compensation plan assets.

Operating Expenses - Core

(in thousands)

| | 4Q12 | Variance - Increase / (Decrease) | |
		3Q12	4Q11
Salaries & Employee Benefits	$ 22,960	$ 596	$ (2,578)
Communications & Equipment	3,320	66	191
Occupancy	3,455	(84)	(517)
FDIC Assessment	2,505	(32)	(94)
Advertising & Public Relations	987	53	43
Postage, Printing & Supplies	1,050	96	33
Professional Fees	2,685	505	689
Other Expense	4,527	(234)	(121)
Core Operating Expenses	**41,489**	**966**	**(2,354)**
Non-Core[1]	5,237	977	(2,000)
Reported GAAP	**$ 46,726**	**$ 1,943**	**$ (4,354)**

(1) Includes foreclosed property costs, adjustment to reclassify pension plan actuarial gains and losses and unamortized prior service costs to other comprehensive income, severance costs and mark to market adjustments on United's deferred compensation plan liability.

Net Operating Income

(in thousands)

| | 4Q12 | Variance - Increase / (Decrease) | |
		3Q12[1]	4Q11
Core Earnings (Pre-Tax, Pre-Credit)	$ 29,090	$ (761)	$ 2,441
Provision for Loan Loss	(14,000)	(1,500)	-
NON-CORE FEE REVENUE:			
Hedge Ineffectiveness Gaines (Losses)	116	(492)	(197)
Securites Gains (Losses)	31	31	27
Gains from Sale of Low Income Housing Tax Credits	-	-	(728)
Gains (Losses) on Deferred Compensation Plan Assets	63	(90)	(117)
Total Non-Core Fee Revenue	**210**	**(551)**	**(1,015)**
NON-CORE OPERATING EXPENSES:			
Foreclosed Property Write Downs	1,438	(956)	(2,454)
Foreclosed Property (Gains) Losses on Sales	1,750	1,400	(1,291)
Forclosed Property Maintenance Expenses	1,423	461	(946)
Severance Costs	563	162	563
Reclassification of Pension Actuarial Gains to AOCI	-	-	2,245
Gains (Losses) on Deferred Comp Plan Liability	63	(90)	(117)
Total Non-Core Operating Expenses	**5,237**	**977**	**(2,000)**
Income Tax (Expense) Benefit	(802)	518	(4,066)
Net Income	**$ 9,261**	**$ (1,307)**	**$ (640)**

Net Income

(in thousands)

| | 4Q12 | Variance - Increase / (Decrease) | |
		3Q12	4Q11
Net Income	$ 9,261	$ (1,307)	$ (640)
Preferred Stock Dividends	(3,045)	(4)	(20)
Net Income Avail to Common Shareholders	$ 6,216	$ (1,311)	$ (660)
Net Income Per Share	$ .11	$ (.02)	$ (.01)
Tangible Book Value	$ 6.64	$ -	$ .17
(DTA Allowance $272 Million - $4.70 / Share)			
Shares Outstanding (millions)	58.0	.1	.3

Core Earnings Summary   2012 Full Year

(in millions)

	Full Year 2012	Over/(Under) 2011
Net Interest Revenue	$ 229.1	$ (6.6)
Fee Revenue	53.5	9.3
Operating Expense (Excl OREO)	(166.1)	14.2
Core Earnings (Pre-Credit)	116.5	16.9
Provision for Loan Losses	**(62.5)**	**(16.5)**
-Fletcher	-	25.0
-Asset Disposition Plan		180.0
Asset Disposition Plan - OREO / Charges	-	66.2
NON-CORE FEE REVENUE:		
Sec Gains (Losses), Net of Prepmt Losses	.4	.3
Tax Credit Sale/IRS Refund	1.8	1.1
Hedge Ineffectiveness	.7	(4.3)
Gains (Losses) on Deferred Compensation Plan	.4	.5
Total Non-Core Fee Revenue	**3.3**	**(2.4)**
NON-CORE OPERATING EXPENSE:		
Foreclosed Property Costs (OREO)	(14.0)	4.3
Severance, Modified Retirement	(2.3)	(3.4)
Gains (Losses) on Deferred Compensation Plan	(.4)	(.5)
Total Non-Core Operating Expense	**(16.7)**	**.4**
Income Taxes	(2.7)	(5.0)
Net Income	$ 37.9	$ 264.6

Key Ratios — 2012 Full Year

	Full Year 2012
Earnings per Share	$ .44
Margin	3.50 %
Return on Equity	6.43 %
Return on Tangible Equity	7.29
Return on Assets	.55
Operating Efficiency	64.0 %
-Core (Excl. OREO)	58.8
Tangible Book Value	$ 6.64

-Book Value DTA Recovery $271 Million or $4.69/Share

Fee Revenue – Core

2012 Full Year

(in millions)

	2012	2011	Over / (Under)
NSF & Bounce Safe Fees	$ 13.3	$ 14.2	$ (.9)
Interchange Income	13.1	12.1	1.0
Other Service Charges	5.3	2.8	2.5
Mortgage Loan & Related Fees	10.5	5.4	5.1
Advisory Services	3.1	3.0	.1
Other	8.2	6.7	1.5
Core	**53.5**	**44.2**	**9.3**
Non-Core[(1)]	3.3	5.7	(2.4)
Reported-GAAP	**$ 56.8**	**$ 49.9**	**$ 6.9**

(1) Includes net securities gains and charges on prepayment of FHLB advances, hedge ineffectiveness gains, gains from the sale of low income housing tax credits, interest on Federal income tax refund and mark to market adjustments on United's deferred compensation plan assets.

Operating Expenses – Core

2012 Full Year

(in millions)

	2012	2011	Over / (Under)
Salaries & Employee Benefits	$ 93.2	$ 101.3	$ (8.1)
Communications & Equipment	12.9	13.1	(.2)
Occupancy	14.3	15.6	(1.3)
FDIC Assessment	10.1	14.3	(4.2)
Advertising & Public Relations	3.9	4.3	(.4)
Postage, Printing & Supplies	3.9	4.3	(.4)
Professional Fees	8.8	8.7	.1
Other Expense	19.0	18.7	.3
Core	**166.1**	**180.3**	**(14.2)**
Non-Core[1]	16.7	81.3	(64.6)
Reported-GAAP	**$ 182.8**	**$ 261.6**	**$ (78.8)**

(1) Includes foreclosed property costs, adjustment to reclassify pension plan actuarial gains and losses and unamortized prior service costs to other comprehensive income, severance costs and mark to market adjustments on United's deferred compensation plan liability.

Deposit Pricing, *Excluding Brokered Deposits*



Note – CD pricing reflects the quarter-ending new and renewed yield. MMDA / NOW pricing reflects the deposit yield for each quarter

Customer Deposit Mix Improving

(in millions)



	4Q12	3Q12	4Q11	4Q08
Demand / NOW	$ 1,841	$ 1,796	$ 1,674	$ 1,457
MMDA / Savings	1,372	1,342	1,228	630
Core Transaction	**3,213**	**3,138**	**2,902**	**2,087**

11% Growth - $311 Million

54% Growth

Time < $100,000	1,050	1,118	1,326	1,945
Public Deposits	739	612	844	755
Total Core	5,002	4,868	5,072	4,787
Time >$100,000	674	699	807	1,336
Public Deposits	31	32	40	87
Total Customer	**5,707**	**5,599**	**5,919**	**6,210**
Brokered Deposits	245	224	179	793
Total Deposits	**$ 5,952**	**$ 5,823**	**$ 6,098**	**$ 7,003**



4Q12
$5.7B

Public Funds 14%
Time >$100k 12%
Demand & NOW 32%
Time <$100k 18%
MMDA & Sav. 24%

56%

Customer

4Q08
$6.2B

Public Funds 14%
Demand & NOW 23%
Time >$100k 22%
MMDA & Sav. 10%
Time <$100k 31%

34%

Core Deposit Growth – Category and Market

(in millions, excluding public)

	Growth	
		Year
CATEGORY	**4Q12**	**2012**
Demand	$ 34.3	$ 232.2
MM Accounts	24.7	115.1
Savings	4.9	28.8
NOW	11.3	(65.4)
Total Categories	$ 75.2	$ 310.7
Percent Growth (Annualized)	10 %	11 %
MARKET		
Atlanta	$ 44.1	$ 159.9
North Carolina	2.2	46.8
Coastal Georgia	18.4	37.9
N. Georgia	4.4	41.4
Tennessee	(3.8)	8.8
Gainesville	9.9	15.9
Total Markets	$ 75.2	$ 310.7

Capital Ratios

	Well-Capitalized	DEC '12	SEP '12	JUN '12
Bank				
Tier 1 RBC	6 %	14.6 %	14.5 %	14.4 %
Total RBC	10	15.8	15.7	15.7
Leverage	5	9.9	9.9	9.2
Holding Company				
Tier 1 RBC	6	14.2	14.3	14.3
Total RBC	10	15.8	15.8	16.0
Leverage	5	9.7	9.8	9.2
Tier I Common RBC		8.9	8.8	8.8
Tangible Equity to Assets		8.6	8.7	8.2
Tangible Common to Assets		5.7	5.7 *	5.5

DTA Allowance of $271 million; when reversed adds 3.6%



LOAN PORTFOLIO & CREDIT QUALITY

Loan Portfolio *(total $4.18 billion)*



Geographic Diversity $ in millions

- Gainesville $ 261 — 6%
- East Tennessee $ 283 — 7%
- Coastal Georgia $ 400 — 9%
- Western North Carolina $ 579 — 14%
- Atlanta MSA $ 1,288 — 31%
- North Georgia $ 1,364 — 33%

By Loan Type

- $1.21B Residential Mortgage 29%
- $.38B Residential Construction 9%
- $.15B Installment 4%
- $2.43B Commercial 58%

	4Q12	3Q12	2Q12	1Q12	4Q11
Total Loans	$4.18	$4.14	$4.12	$4.13	$4.11

New Loans Funded *(> $100 Thousand)* – Category and Market

(in millions)

CATEGORY	4Q12	Year 2012
Commercial C & I	$ 18.9	$ 80.9
Owner Occupied CRE	47.4	150.0
Income Producing CRE	13.4	57.0
Commercial Constr.	1.9	12.4
Total Commercial	81.6	300.3
Residential Mortgage	29.7	100.7
Residential HELOC	26.9	68.1
Residential Construction	10.4	31.1
Consumer	1.2	5.0
Total Categories	$ 149.8	$ 505.2

MARKET	4Q12	Year 2012
Atlanta	$ 49.0	$ 181.9
Coastal Georgia	31.7	88.3
N. Georgia	33.5	116.8
North Carolina	12.6	40.0
Tennessee	12.4	54.0
Gainesville	10.6	24.2
Total Markets	$ 149.8	$ 505.2

Commercial Loans *(total $2.43 billion)*



By Loan Type

Geographic Diversity
$ in millions

- East Tennessee $153 — 6%
- Gainesville MSA $178 — 7%
- Western North Carolina $188 — 8%
- Coastal Georgia $281 — 12%
- North Georgia $659 — 27%
- Atlanta MSA $967 — 40%

Pie: 19% C & I $.46B; 6% Comm Const $.15B; 47% Owner Occupied $1.13B; 28% Income Producing $.68B

Avg Loan Size (,000): Owner Occupied 427; Income Producing 606; C & I 92; Comm Constr 414

Commercial Real Estate *(by loan type)*

(in millions)	December 31, 2012			
	Owner Occupied	Income Producing	Total	Percent
Office Buildings	$ 300	$ 198	$ 498	25 %
Multi-Residential/Other Properties	148	119	267	15
Small Warehouses/Storage	114	66	180	10
Retail	36	113	149	8
Churches	135	-	135	7
Convenience Stores	88	17	105	6
Hotels/Motels	-	84	84	5
Franchise / Restaurants	37	35	72	4
Farmland	59	-	59	3
Manufacturing Facility	49	7	56	3
Auto Dealership/Service	42	10	52	3
Golf Course/Recreation	33	-	33	2
Leasehold Property	17	16	33	2
Daycare Facility	16	9	25	2
Carwash	17	-	17	1
Funeral Home	16	1	17	1
Movie TheaterBowling/Recreation	15	-	15	1
Marina	9	-	9	1
Mobile Home Parks	-	7	7	1
Total	$ 1,131	$ 682	$ 1,813	

Portfolio Characteristics

- 62.4% owner-occupied

- Small business, doctors, dentists, attorneys, CPAs

- $12 million project limit

- Average Loan Size
  - $469 Composite CRE
  - $427 Owner Occupied
  - $606 Income Producing

Commercial Construction *(by loan type)*

(in millions)	December 31, 2012	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 65	42 %
Raw Land - Vacant (Unimproved)	42	27
Commercial Land Development	21	14
Office Buildings	8	5
Churches	5	3
Warehouse	2	1
Hotels/Motels	1	1
Convenience Stores	1	1
Miscellaneous Construction	10	6
Total Commercial Construction	$ 155	100 %

Portfolio Characteristics

- Average loan size: $414k

Residential Mortgage *(total $1.21 billion)*



**Geographic Diversity
$ in millions**

By Loan Type

Home Equity
32%
$.38B

Avg loan size $48k

Mortgage
68%
$.83B

Avg loan size $73k

Gainesville MSA $60 — 5%
Coastal Georgia $89 — 7%
East Tennessee $108 — 9%
Atlanta MSA $196 — 16%
Western North Carolina $288 — 24%
North Georgia $473 — 39%

Origination Characteristics
No broker loans
Policy Max LTV: 80-85%
62% of HE Primary Lien

Residential Construction *(total $.38 million)*

Geographic Diversity
$ in millions

East Tennessee	$11	3%
Gainesville MSA	$17	4%
Coastal Georgia	$23	6%
Atlanta MSA	$66	17%
Western North Carolina	$82	22%
North Georgia	$182	48%

By Loan Type



Loan Type	Percent	Value
Lot (Land)	51%	$193
Raw (Land)	12%	$45
Developing (Land)	16%	$62
Sold (Construction)	10%	$40
Spec (Construction)	11%	$41

Average Loan Size *(in thousands)*

Spec	$227
Sold	122
Develop	560
Raw Land	115

Residential Construction – Total Company

(in millions)	4Q12	3Q12	2Q12	1Q12	4Q11	4Q12 vs. 4Q11
Land Loans						
Developing Land	$ 62	$ 71	$ 78	$ 86	$ 88	$ (26)
Raw Land	46	41	45	57	61	(15)
Lot Loans	193	196	203	204	207	(14)
Total	**301**	**308**	**326**	**347**	**356**	**(55)**
Construction Loans						
Spec	41	44	49	57	59	(18)
Sold	40	37	34	32	33	7
Total	**81**	**81**	**83**	**89**	**92**	**(11)**
Total Res Construction	**$ 382**	**$ 389**	**$ 409**	**$ 436**	**$ 448**	**$ (66)**
By Region						
Atlanta	$ 66	$ 68	$ 76	$ 86	$ 86	$ (20)
Gainesville MSA	17	17	19	20	20	(3)
North Georgia	183	184	193	206	214	(31)
North Carolina	82	85	87	88	91	(9)
Coastal Georgia	11	23	22	23	24	(13)
Tennessee	23	12	12	13	13	10
Total Res Construction	**$ 382**	**$ 389**	**$ 409**	**$ 436**	**$ 448**	**$ (66)**

Credit Quality

(in millions)

	4Q12		3Q12		2Q12		1Q12		4Q11	
Net Charge-offs[1]	$	14.5	$	20.6	$	18.9	$	15.9	$	20.6
as % of Average Loans[1]		1.39 %		1.99 %		1.85 %		1.55 %		1.99 %
Allowance for Loan Losses	$	107.1	$	107.6	$	112.7	$	113.6	$	114.5
as % of Total Loans		2.57 %		2.60 %		2.74 %		2.75 %		2.79 %
as % of NPLs		97		94		98		88		90
Past Due Loans (30 89 Days)		.65 %		.68 %		.65 %		.86 %		.75 %
Non-Performing Loans	$	109.9	$	115.0	$	115.4	$	129.7	$	127.5
OREO		18.3		27.0		30.4		31.9		32.8
Total NPAs		128.2		142.0		145.8		161.6		160.3
Performing Classified Loans		261.9		284.0		324.0		317.0		328.0
Total Classified Assets	$	390.1	$	426.0	$	469.8	$	478.6	$	488.3
Accruing TDRs *(see page 48)*	$	122.8	$	138.3	$	141.6	$	125.8	$	105.8
As % of Original Principal Balance										
Non-Performing Loans		69.5 %		68.8 %		68.8 %		70.6 %		71.3 %
OREO		39.7		36.4		39.3		36.1		35.9
Total NPAs										
as % of Total Assets		1.88		2.12		2.16		2.25		2.30
as % of Loans & OREO		3.06		3.41		3.51		3.88		3.87

(1) Excludes $25 million of charge-offs for largest loan relationship in 4Q11.

Performing Classified Loans

(in millions)

LOANS BY CATEGORY	4Q12	3Q12	2Q12	1Q12	4Q11
Commercial (Sec. by RE):					
Owner Occupied	$ 65	$ 77	$ 54	$ 78	$ 79
Income Producing	53	49	94	56	64
Total Comm (Sec. by RE)	118	126	148	134	143
Commercial & Industrial	18	19	16	17	16
Commercial Construction	19	27	38	23	18
Total Commercial	**155**	**172**	**202**	**174**	**177**
Residential Mortgage	65	73	73	76	76
Residential Construction	38	35	46	64	72
Consumer / Installment	4	3	3	3	3
Total Classified Loans	**$ 262**	**$ 283**	**$ 324**	**$ 317**	**$ 328**

TDRs by Loan Type

(in thousands)

LOAN TYPE	Accruing[1]		Non-Accruing		Total TDRs	
As of December 31, 2012						
Commercial (Sec by RE)	$	63,975	$	12,216	$	76,191
Commercial & Industrial		7,053		198		7,251
Commercial Construction		16,370		17,439		33,809
Total Commercial		87,398		29,853		117,251
Residential Mortgage		17,210		2,086		19,296
Residential Construction		17,853		5,932		23,785
Consumer Installment		309		122		431
Total	$	122,770	$	37,993	$	160,763

(1) ___ percent of accruing TDR loans have an interest rate of 4 percent of greater.

LOAN TYPE	Accruing		Non-Accruing		Total TDRs	
As of September 30, 2012						
Commercial (Sec by RE)	$	72,042	$	8,530	$	80,572
Commercial & Industrial		6,960		239		7,199
Commercial Construction		24,016		11,850		35,866
Total Commercial		103,018		20,619		123,637
Residential Mortgage		16,041		1,446		17,487
Residential Construction		18,922		5,850		24,772
Consumer Installment		337		99		436
Total	$	138,318	$	28,014	$	166,332

(1) 75 percent of accruing TDR loans have an interest rate of 4 percent of greater.

Net Charge-offs by Loan Category

(in thousands)

	4Q12		% of Average Loans (Annualized)			
	Total	% of Avg Loans	3Q12	2Q12	1Q12	4Q11[1]
Commercial (Sec. by RE):						
Owner Occupied	$ 4,997	1.76 %	3.56 %	.46 %	.87 %	1.16 %
Income Producing	1,153	.67	.70	1.75	.70	.57
Total Comm (Sec. by RE)	6,150	1.35	1.79	.95	.81	.90
Commercial & Industrial	135	.12	(.23)	.70	.62	1.08
Commercial Construction	1,688	4.25	7.74	.21	.81	1.75
Total Commercial	7,973	1.30	1.81	.86	.78	1.06
Residential Mortgage	3,254	1.55	1.40	.70	1.98	2.13
Home Equity LOC	445	.49	.80	2.60	1.70	1.79
Residential Construction	2,435	2.52	5.69	9.14	4.84	6.77
Consumer/ Installment	398	1.10	.78	.88	1.72	1.47
Total Net Charge-offs	**$ 14,505**	**1.39**	**1.99**	**1.85**	**1.55**	**1.99**

(1) Excludes charge-offs for largest loan relationship of Commerical Construction $2,863; Commercial & Industrial $17,046; CRE Income Producing $901; and, Residential Construction $4,190

Net Charge-offs by Market

(in millions)

	4Q12		% of Average Loans (Annualized)			
	Total	% of Avg Loans	3Q12	2Q12	1Q12	4Q11[1]
North Georgia	$ 4,474	1.26 %	1.84 %	3.58 %	2.56 %	2.70 %
Atlanta MSA	3,977	1.27	3.02	.75	.89	1.37
North Carolina	2,032	1.39	1.15	2.52	1.14	2.10
Coastal Georgia	574	.60	2.67	.23	1.53	.41
Gainesville MSA	1,331	2.04	.45	(.29)	1.35	3.84
East Tennessee	2,117	2.98	.45	.68	.34	.59
Total	**$ 14,505**	**1.39**	**1.99**	**1.85**	**1.55**	**1.99**

(1) Excludes charge-offs for largest loan relationship of in North Georgia of $25,000

NPAs by Loan Category and Market

(in thousands)

LOAN CATEGORY	4Q12			MARKETS	4Q12		
	NPLs	OREO	Total NPAs		NPLs	OREO	Total NPAs
Commercial (sec. by RE):				North Georgia	$ 69,950	$ 8,219	$ 78,169
Owner Occupied	$ 12,599	$ 4,989	$ 17,588	Atlanta MSA	18,556	3,442	21,998
Income Producing	9,549	490	10,039	North Carolina	11,014	2,579	13,593
Commercial & Industrial	31,817	-	31,817	Coastal Georgia	3,810	1,609	5,419
Commercial Construction	23,843	2,204	26,047	Gainesville MSA	903	556	1,459
Total Commercial	**77,808**	**7,683**	**85,491**	East Tennessee	5,661	1,859	7,520
				Total	**$ 109,894**	**$ 18,264**	**$ 128,158**
Residential Mortgage	12,589	4,753	17,342				
Residential Construction	18,702	5,828	24,530				
Consumer/ Installment	795	-	795				
Total	**$ 109,894**	**$ 18,264**	**$ 128,158**				



APPENDIX

Experienced Proven Leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	38
Lynn Harton	Chief Operating Officer	2012	29
Rex Schuette	Chief Financial Officer	2001	35
David Shearrow	Chief Risk Officer	2007	31
Bill Gilbert	Director of Banking	2000	36
Tim Schools	Chief Strategy Officer	2011	12
Ray Skinner	Retail Banking	2012	22

Business and Operating Model

- Twenty-seven "community banks"
  - *Local CEOs with deep roots in their communities*
  - *Resources of $6.80 billion bank*

- Service is point of differentiation
  - *#1 in Customer Satisfaction according to Customer Service Profiles*
  - *J.D. Power Customer Service Champion for 2011*
    - ✓ Recognized 40 companies in the U.S.
    - ✓ Only bank to be recognized
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95% satisfaction rate
- Strategic footprint with substantial banking opportunities
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- Disciplined growth strategy
  - *Organic supported by de novos and selective acquisitions*

"Community bank service, large bank resources"

Robust Demographics *(fast growing markets)*

Markets[1]	Population (in thousands)	Population Growth (%)	
		Actual 2000 - 2011	Projected 2011 - 2016
North Georgia	386	21 %	4 %
Atlanta, GA MSA	5,321	25	5
Gainesville, GA MSA	181	30	4
Coastal Georgia	385	15	5
Western North Carolina	441	15	5
East Tennessee	862	14	5
Greenville-Mauldin-Easley, SC MSA	645	15	6
Total Markets			
Georgia	9,775	19	5
North Carolina	9,659	20	7
South Carolina	4,682	17	6
Tennessee	6,402	13	4
United States	310,704	10	3

[1] *Population data is for 2011 and includes those markets where United takes deposits. No deposits in SC.*
   Source: SNL

Market Share Opportunities

Excellent growth prospects

Markets	Market Deposits (in billions)[1]		United Deposits (in billions)[2]		Banks	Offices	Deposit Share[1]	Rank[1]
North Georgia	$	6.4	$	2.0	11	22	32 %	1
Western North Carolina		6.4		.9	1	20	12	3
Gainesville MSA		2.6		.3	1	5	12	5
Atlanta MSA		50.2		2.1	10	37	4	7
Coastal Georgia		7.3		.3	2	8	4	8
East Tennessee		16.0		.3	2	11	2	9
Total Markets	$	88.9	$	5.9	27	103		

[1] *FDIC deposit market share and rank as of 6/12 for markets where United takes deposits. Source: SNL and FDIC.*

[2] *Based on current quarter.*

[3] *Excludes two loan production offices*

Leading Demographics

Rank	Ticker	Company[1]	State	Total Assets ($B)	2011 - 2016 Population Growth[2]
1	CFR	Cullen/Frost Bankers, Inc.	TX	21.8	8.41
2	IBOC	International Bancshares Corporation	TX	12.1	7.08
3	HBHC	Hancock Holding Company	MS	18.5	6.94
4	PB	Prosperity Bancshares, Inc.	TX	13.7	6.21
5	FCNCA	First Citizens BancShares, Inc.	NC	21.2	6.18
6	GBCI	Glacier Bancorp, Inc.	MT	7.6	5.69
7	FIBK	First Interstate BancSystem, Inc.	MT	7.5	5.44
8	TCBI	Texas Capital Bancshares, Inc.	TX	9.9	5.12
9	UCBI	United Community Banks, Inc.	GA	6.8	5.05
10	CBF	Capital Bank Financial Corporation	FL	6.2	4.99
11	FCBN	First Citizens Bancorporation, Inc.	SC	8.3	4.94
12	BOKF	BOK Financial Corporation	OK	27.1	4.72
13	IBKC	IBERIABANK Corporation	LA	12.5	4.64
14	WAL	Western Alliance Bancorporation	AZ	7.4	4.50
15	STSA	Sterling Financial Corporation	WA	9.5	4.10

NOTE: Financial information as of September 30, 2012

(1) Includes publicly traded companies with assets between $5.0 - $50.0 billion as of September 30, 2012

(2) Population growth weighted by county (cumulative)

Data Source: SNL Financial

Loans / Deposits - Liquidity

(in millions)

	4Q12	3Q12	4Q11	Variance vs 3Q12	vs 4Q11
Loans	$ 4,175	$ 4,138	$ 4,110	$ 37	$ 65
Core (DDA, MMDA, Savings)	$ 3,213	$ 3,138	$ 2,902	$ 75	$ 311
Public Funds	770	644	884	126	(114)
CD's	1,724	1,817	2,133	(93)	(409)
Total Deposits (excl Brokered)	$ 5,707	$ 5,599	$ 5,919	$ 108	$ (212)
Loan to Deposit Ratio	73%	74%	69%		
Investment Securities:					
Available for Sale -Fixed	$ 1,126	$ 1,002	$ 1,227	$ 124	$ (101)
-Floating	712	760	563	(48)	149
Held to Maturity -Fixed	222	239	300	(17)	(78)
-Floating	22	24	30	(2)	(8)
Total Investment Securities	2,082	2,025	2,120	57	(38)
Percent of Assets *(Excludes Floating)*	20%	19%	22%		

Wholesale Borrowings - Liquidity

(in millions)

	Unused Capacity	4Q12	3Q12	4Q11	Variance vs 3Q12	vs 4Q11
Wholesale Borrowings						
Brokered Deposits	$ 1,455 [1]	$ 245	$ 233	$ 179	$ 12	$ 66
FHLB	1,123	40	50	41	(10)	(1)
Fed Funds	130	-	-	-	-	-
Other Wholesale	-	53	53	103	-	(50)
Total	$ 2,708	$ 338	$ 336	$ 323	$ 2	$ 15
Long-Term Debt						
Senior Debt		$ 35	$ -	$ -	$ 35	$ 35
Sub-Debt		35	65	65	(30)	(30)
Trust Preferred Securities		55	55	55	-	-
Total Long-Term Debt		$ 125	$ 120	$ 120	$ 5	$ 5

(1) *Estimated Brokered Deposit Total Capacity at 25% of Assets*

Business Mix – Deposits *at quarter-end*

(in millions)

DEPOSITS BY CATEGORY	4Q12	3Q12	2Q12	1Q12	4Q11	4Q12 vs. 4Q11
Demand & Now	$ 1,841	$ 1,796	$ 1,735	$ 1,722	$ 1,674	$ 167
MMDA & Savings	1,372	1,342	1,330	1,331	1,228	144
Core Transaction Deposits	**3,213**	**3,138**	**3,065**	**3,053**	**2,902**	**311**
Time < $100,000	1,050	1,118	1,159	1,201	1,326	(276)
Time ≥ $100,000 < $250,000	547	598	625	654	694	(147)
Public Deposits	739	612	623	782	844	(105)
Total Core Deposits	5,549	5,466	5,472	5,690	5,766	(217)
Time ≥ $250,000	127	101	103	105	113	14
Public Deposits	31	32	36	38	40	(9)
Total Customer Deposits	**5,707**	**5,599**	**5,611**	**5,833**	**5,919**	**(212)**
Brokered Deposits	245	224	211	168	179	66
Total Deposits	**$ 5,952**	**$ 5,823**	**$ 5,822**	**$ 6,001**	**$ 6,098**	**$ (146)**

Core Transaction Deposits

Geographic Diversity



4Q 11
4Q 12
$ in millions
East Tennessee
$165
$174
Coastal Georgia
$186
$202
Gainesville MSA
$171
$209
North Carolina
$489
$535
North Georgia
$808
$850
Atlanta MSA
$1,083
$1,243
$0
$300
$600
$900
$1,200

Core Transactions / Total Deposits (%)

	4Q12	4Q11
Coastal GA	67.8 %	43.2 %
Gainesville MSA	63.7	56.8
North Carolina	58.9	52.9
Atlanta MSA	59.9	51.0
East TN	57.9	53.2
North Georgia	54.8	48.7
Total	**56.3 %**	**49.0 %**

Margin – Credit Costs



Credit Costs Impacting Margin

- Historically 8 to 12 bps

- Cost 4Q12 vs. Historical – 5 bps (annual earnings impact of $3.2 million)

- 1 bps = $648 thousand in NIR

Proactively Addressing Credit Environment

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

Lending – Credit Summary

(in millions)

- Legal lending limit $163

- House lending limit 20

  Project lending limit 12

- Top 25 relationships 371

Regional credit review – Standard underwriting

Business Mix Loans *(at quarter-end)*

(in millions)

LOANS BY CATEGORY	4Q12	3Q12	2Q12	1Q12	4Q11	4Q12 vs. 4Q11
Commercial (Sec. by RE):						
Owner Occupied	$ 1,131	$ 1,126	$ 1,140	$ 1,137	$ 1,111	$ 20
Income Producing	682	693	697	706	711	(29)
Total Comm (Sec. by RE)	1,813	1,819	1,837	1,843	1,822	(9)
Commercial & Industrial	458	460	450	440	428	30
Commercial Construction	155	161	169	167	164	(9)
Total Commercial	**2,426**	**2,440**	**2,456**	**2,450**	**2,414**	**12**
Residential Mortgage	1,214	1,174	1,128	1,131	1,135	79
Residential Construction	382	389	409	436	448	(66)
Consumer / Installment	153	135	126	111	113	40
Total Loans	**$ 4,175**	**$ 4,138**	**$ 4,119**	**$ 4,128**	**$ 4,110**	**$ 65**

Loans – Markets Served *(at quarter-end)*

(in millions)

LOANS BY MARKET	4Q12	3Q12	2Q12	1Q12	4Q11	4Q12 vs. 4Q11
North Georgia	$ 1,364	$ 1,383	$ 1,387	$ 1,408	$ 1,426	$ (62)
Atlanta MSA	1,288	1,257	1,252	1,239	1,220	68
North Carolina	579	579	576	588	597	(18)
Coastal Georgia	400	380	369	366	346	54
Gainesville MSA	261	256	259	262	265	(4)
East Tennessee	283	283	276	265	256	27
Total Loans	**$ 4,175**	**$ 4,138**	**$ 4,119**	**$ 4,128**	**$ 4,110**	**$ 65**

Residential Construction – North Georgia

(in millions)

	4Q12	3Q12	2Q12	1Q12	4Q11	4Q12 vs. 4Q11
Land Loans						
Developing Land	$ 30	$ 33	$ 39	$ 44	$ 44	$ (14)
Raw Land	17	17	18	26	26	(9)
Lot Loans	112	111	113	113	118	(6)
Total	159	161	170	183	188	(29)
Construction Loans						
Spec	7	8	9	12	12	(5)
Sold	17	15	14	11	14	3
Total	24	23	23	23	26	(2)
Total Res Construction	$ 183	$ 184	$ 193	$ 206	$ 214	$ (31)

Residential Construction – Atlanta MSA

(in millions)

	4Q12	3Q12	2Q12	1Q12	4Q11	4Q12 vs. 4Q11
Land Loans						
Developing Land	$ 13	$ 14	$ 14	$ 17	$ 17	$ (4)
Raw Land	9	9	9	13	14	(5)
Lot Loans	16	18	22	22	22	(6)
Total	**38**	**41**	**45**	**52**	**53**	**(15)**
Construction Loans						
Spec	20	19	24	27	27	(7)
Sold	8	8	7	7	6	2
Total	**28**	**27**	**31**	**34**	**33**	**(5)**
Total Res Construction	**$ 66**	**$ 68**	**$ 76**	**$ 86**	**$ 86**	**$ (20)**

Business Mix Loans *(at year-end)*

(in millions)

	2012	2011	2010	2009	2008
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 1,813	$ 1,822	$ 1,761	$ 1,779	$ 1,627
Commercial & Industrial	458	428	441	390	410
Commercial Construction	155	164	297	363	500
Total Commercial	**2,426**	**2,414**	**2,499**	**2,532**	**2,537**
Residential Mortgage	1,214	1,135	1,279	1,427	1,526
Residential Construction	382	448	695	1,050	1,479
Consumer / Installment	153	113	131	142	163
Total Loans	**$ 4,175**	**$ 4,110**	**$ 4,604**	**$ 5,151**	**$ 5,705**

Loans – Markets Served *(at year-end)*

(in millions)

	2012	2011	2010	2009	2008
LOANS BY MARKET					
North Georgia	$ 1,364	$ 1,426	$ 1,689	$ 1,884	$ 2,040
Atlanta MSA	1,288	1,220	1,310	1,435	1,706
North Carolina	579	597	702	772	810
Coastal Georgia	400	346	335	405	464
Gainesville MSA	261	265	312	390	420
East Tennessee	283	256	256	265	265
Total Loans	**$ 4,175**	**$ 4,110**	**$ 4,604**	**$ 5,151**	**$ 5,705**

NPAs by Loan Category, Market, and Activity

Credit Quality [1]

(in thousands)	Fourth Quarter 2012 Non-performing Loans	Fourth Quarter 2012 Foreclosed Properties	Fourth Quarter 2012 Total NPAs	Third Quarter 2012 Non-performing Loans	Third Quarter 2012 Foreclosed Properties	Third Quarter 2012 Total NPAs	Second Quarter 2012 Non-performing Loans	Second Quarter 2012 Foreclosed Properties	Second Quarter 2012 Total NPAs
NPAs BY CATEGORY									
Owner occupied CRE	$ 12,599	$ 4,989	$ 17,588	$ 14,140	$ 7,170	$ 21,310	$ 9,399	$ 7,914	$ 17,313
Income producing CRE	9,549	490	10,039	11,756	1,597	13,353	9,716	2,672	12,388
Commercial & industrial	31,817	-	31,817	32,678	-	32,678	34,982	-	34,982
Commercial construction	23,843	2,204	26,047	18,590	3,121	21,711	18,175	2,732	20,907
Total commercial	77,808	7,683	85,491	77,164	11,888	89,052	72,272	13,318	85,590
Residential mortgage	11,151	4,753	15,904	12,629	6,031	18,660	15,272	5,591	20,863
Home equity lines of credit	1,438	-	1,438	1,367	-	1,367	1,359	-	1,359
Residential construction	18,702	5,828	24,530	22,935	9,039	31,974	25,530	11,512	37,042
Consumer installment	795	-	795	906	-	906	907	-	907
Total NPAs	$ 109,894	$ 18,264	$ 128,158	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761
Balance as a % of Unpaid Principal	69.5%	39.7%	62.8%	68.8%	36.4%	58.8%	68.8%	39.3%	59.4%
NPAs BY MARKET									
North Georgia	$ 69,950	$ 8,219	$ 78,169	$ 72,211	$ 14,582	$ 86,793	$ 77,332	$ 13,546	$ 90,878
Atlanta MSA	18,556	3,442	21,998	21,349	5,926	27,275	17,593	8,651	26,244
North Carolina	11,014	2,579	13,593	9,622	2,771	12,393	10,657	3,287	13,944
Coastal Georgia	3,810	1,609	5,419	6,822	864	7,686	5,822	785	6,607
Gainesville MSA	903	556	1,459	840	1,328	2,168	991	2,998	3,989
East Tennessee	5,661	1,859	7,520	4,157	1,487	5,644	2,945	1,154	4,099
Total NPAs	$ 109,894	$ 18,264	$ 128,158	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761
NPA ACTIVITY									
Beginning Balance	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761	$ 129,704	$ 31,887	$ 161,591
Loans placed on non-accrual	20,211	-	20,211	30,535	-	30,535	29,364	-	29,364
Payments received	(6,458)	-	(6,458)	(3,646)	-	(3,646)	(15,027)	-	(15,027)
Loan charge-offs	(11,722)	-	(11,722)	(19,227)	-	(19,227)	(19,382)	-	(19,382)
Foreclosures	(7,138)	7,138	-	(8,001)	8,001	-	(9,319)	9,319	-
Capitalized costs	-	201	201	-	102	102	-	415	415
Note / property sales	-	(12,845)	(12,845)	-	(8,822)	(8,822)	-	(10,461)	(10,461)
Write downs	-	(1,438)	(1,438)	-	(2,394)	(2,394)	-	(1,008)	(1,008)
Net gains (losses) on sales	-	(1,750)	(1,750)	-	(350)	(350)	-	269	269
Ending Balance	$ 109,894	$ 18,264	$ 128,158	$ 115,001	$ 26,958	$ 141,959	$ 115,340	$ 30,421	$ 145,761

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

Net Charge-offs by Category and Market

Credit Quality [1]

(in thousands)	Fourth Quarter 2012		Third Quarter 2012		Second Quarter 2012	
	Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Owner occupied CRE	$ 4,997	1.76 %	$ 6,192	3.56 %	$ 1,305	.46 %
Income producing CRE	1,153	.67	1,982	.70	3,044	1.75
Commercial & industrial	135	.12	(259)	(.23)	775	.70
Commercial construction	1,688	4.25	3,190	7.74	88	.21
Total commercial	7,973	1.30	11,105	1.81	5,212	.86
Residential mortgage	3,254	1.55	2,846	1.40	1,971	.70
Home equity lines of credit	445	.49	681	.80	1,891	2.60
Residential construction	2,435	2.52	5,676	5.69	9,563	9.14
Consumer installment	398	1.10	255	.78	259	.88
Total	$ 14,505	1.39	$ 20,563	1.99	$ 18,896	1.85
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 4,474	1.26 %	$ 6,451	1.84 %	$ 12,474	3.58 %
Atlanta MSA	3,977	1.27	9,344	3.02	2,307	.75
North Carolina	2,032	1.39	1,674	1.15	3,634	2.52
Coastal Georgia	574	.60	2,486	2.67	211	.23
Gainesville MSA	1,331	2.04	294	.45	(187)	(.29)
East Tennessee	2,117	2.98	314	.45	457	.68
Total	$ 14,505	1.39	$ 20,563	1.99	$ 18,896	1.85

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

Net Charge-offs by Category and Market
Asset Disposition Plan *as of March 31, 2011*

Credit Quality - Net Charge-Offs First Quarter 2011 [1]

(in thousands)	Asset Disposition Plan					First Quarter 2011 Net Charge-Offs
	Bulk Loan Sale [2]		Other Bulk Loan Sales [3]	Foreclosure Charge-Offs [4]	Other Net Charge-Offs	
	Performing Loans	Nonperforming Loans				
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 29,451	$ 11,091	$ 3,318	$ 1,905	$ 2,842	$ 48,607
Commercial construction	32,530	15,328	292	419	1,146	49,715
Commercial & industrial	365	2,303	859	-	513	4,040
Total commercial	62,346	28,722	4,469	2,324	4,501	102,362
Residential construction	43,018	23,459	3,325	11,693	10,643	92,138
Residential mortgage	13,917	14,263	1,676	1,538	4,989	36,383
Consumer / installment	86	168	30	24	383	691
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,186	$ 8,545	$ 1,428	$ 6,034	$ 3,296	$ 56,489
Gainesville MSA	3,563	2,442	957	700	954	8,616
North Georgia	57,969	47,699	2,508	6,585	8,544	123,305
Western North Carolina	11,138	4,743	2,415	1,402	6,749	26,447
Coastal Georgia	6,835	2,180	2,013	634	341	12,003
East Tennessee	2,676	1,003	179	224	632	4,714
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Charge-offs totaling $186 million were recognized on the bulk loan sale in the first quarter of 2011. The loans were transferred to the loans held for sale category in anticipation of the second quarter bulk loan sale that was completed on April 18, 2011.

[3] Losses on smaller bulk sale transactions completed during the first quarter of 2011.

[4] Loan charge-offs recognized in the first quarter of 2011 related to loans transferred to foreclosed properties. Such charge-offs were elevated in the first quarter as a result of the asset disposition plan, which called for aggressive write downs to expedite sales in the second and third quarters of 2011.

Credit Quality – Bulk Loan Sale Summary *as of March 31, 2011*

Credit Quality - Bulk Loan Sale Summary [1]

(in thousands)	Performing Loans			Nonperforming Loans			Total Loans		
	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]
BY CATEGORY									
Commercial (sec. by RE)	$ 40,902	$ 29,451	$ 11,451	$ 17,202	$ 11,090	$ 6,112	$ 58,104	$ 40,541	$ 17,563
Commercial construction	45,490	32,530	12,960	22,440	15,328	7,112	67,930	47,858	20,072
Commercial & industrial	504	365	139	3,397	2,302	1,095	3,901	2,667	1,234
Total commercial	86,896	62,346	24,550	43,039	28,720	14,319	129,935	91,066	38,869
Residential construction	59,747	43,018	16,729	35,508	23,459	12,049	95,255	66,477	28,778
Residential mortgage	19,342	13,917	5,425	21,716	14,262	7,454	41,058	28,179	12,879
Consumer / installment	120	86	34	238	169	69	358	255	103
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629
BY MARKET									
Atlanta MSA	$ 51,647	$ 37,186	$ 14,461	$ 13,755	$ 8,545	$ 5,210	$ 65,402	$ 45,731	$ 19,671
Gainesville MSA	4,949	3,563	1,386	3,695	2,442	1,253	8,644	6,005	2,639
North Georgia	80,831	57,969	22,862	70,900	47,698	23,202	151,731	105,667	46,064
Western North Carolina	15,468	11,138	4,330	7,228	4,743	2,485	22,696	15,881	6,815
Coastal Georgia	9,493	6,835	2,658	3,527	2,179	1,348	13,020	9,014	4,006
East Tennessee	3,717	2,676	1,041	1,396	1,003	393	5,113	3,679	1,434
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629

[1] This schedule presents a summary of classified loans included in the bulk loan sale transaction that closed on April 18, 2011.

[2] This column represents the book value, or carrying amount, of the loans prior to charge offs to mark loans to expected proceeds from sale.

[3] This column represents the charge-offs required to adjust the loan balances to the expected proceeds from the sale based on indicative bids received from prospective buyers, including principal payments received or committed advances made after the cutoff date through March 31, 2011 that are part of the settlement.

[4] This column represents the expected proceeds from the bulk sale based on indicative bids received from prospective buyers and equals the balance shown on the consolidated balance sheet as loans held for sale.

Non GAAP Reconciliation Tables

(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation			
	4Q12	3Q12	2Q12	1Q12
Core net interest revenue reconciliation				
Core net interest revenue	$ 56,028	$ 57,371	$ 56,836	$ 58,864
Interesst reversed on performing loans included in bulk sale	-	-	-	-
Taxable equivalent adjustment	(381)	(419)	(444)	(446)
Net interest revenue (GAAP)	$ 55,647	$ 56,952	$ 56,392	$ 58,418
Core fee revenue reconciliation				
Core fee revenue	$ 14,551	$ 13,003	$ 12,764	$ 13,091
Securities gains, net	31	-	6,490	557
Loss on prepayment of borrowings	-	-	(6,199)	(482)
Gains from sales of low income housing tax credits	-	-	-	728
Hedge ineffectiveness gains (losses)	116	608	(180)	115
Interest on Federal tax refund	-	-	-	1,100
Mark to market on deferred compensation plan assets	63	153	(8)	270
Fee revenue (GAAP)	$ 14,761	$ 13,764	$ 12,867	$ 15,379
Core operating expense reconciliation				
Core operating expense	$ 41,489	$ 40,523	$ 41,312	$ 42,670
Foreclosed property expense	4,611	3,706	1,851	3,825
Severance	563	401	1,155	190
Reclassification of pension actuarial gains and losses and prior service costs to OCI	-	-	-	-
Professional fees incurred in connection with Bulk Loan Sale				
Property taxes paid on collateral for loans in Bulk Loan Sale				
Mark to market on deferred compensation plan liability	63	153	(8)	270
Operating expense (GAAP)	$ 46,726	$ 44,783	$ 44,310	$ 46,955

Non GAAP Reconciliation Tables

(in thousands except EPS)

		Operating Earnings to GAAP Earnings Reconciliation						
		4Q11		3Q11		2Q11		1Q11
Core net interest revenue reconciliation								
Core net interest revenue	$	59,050	$	59,281	$	58,946	$	58,406
Interesst reversed on performing loans included in bulk sale		-		-		-		(2,014)
Taxable equivalent adjustment		(423)		(420)		(429)		(435)
Net interest revenue (GAAP)	$	**58,627**	$	**58,861**	$	**58,517**	$	**55,957**
Core fee revenue reconciliation								
Core fee revenue	$	11,442	$	11,309	$	11,096	$	10,352
Securities gains, net		4		-		783		55
Loss on prepayment of borrowings		-		-		(791)		-
Gains from sales of low income housing tax credits		728		-		-		-
Hedge ineffectiveness gains (losses)		313		575		2,810		1,303
Interest on Federal tax refund		-		-		-		-
Mark to market on deferred compensation plan assets		180		(386)		7		128
Fee revenue (GAAP)	$	**12,667**	$	**11,498**	$	**13,905**	$	**11,838**
Core operating expense reconciliation								
Core operating expense	$	43,843	$	44,093	$	45,680	$	46,644
Foreclosed property expense		9,302		2,813		1,891		64,899
Severance		-		-		1,150		-
Reclassification of pension actuarial gains and losses and prior service costs to OCI		(2,245)		-		-		-
Professional fees incurred in connection with Bulk Loan Sale				-		-		1,000
Property taxes paid on collateral for loans in Bulk Loan Sale				-		-		2,600
Mark to market on deferred compensation plan liability		180		(386)		7		128
Operating expense (GAAP)	$	**51,080**	$	**46,520**	$	**48,728**	$	**115,271**

Non GAAP Reconciliation Tables

	Operating Earnings to GAAP Earnings Reconciliation			
	4Q12	3Q12	2Q12	1Q12
Net interest margin - pre credit reconciliation				
Net interest margin - pre credit	3.61 %	3.79 %	3.62 %	3.76 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.17)	(.19)	(.19)	(.23)
Net interest margin	**3.44** %	**3.60** %	**3.43** %	**3.53** %
Tangible common equity and tangible equity to tangible assets reconciliation				
Tangible common equity to tangible assets	5.67 %	5.73 %	5.45 %	5.33 %
Effect of preferred equity	2.88	2.93	2.79	2.75
Tangible equity to tangible assets	**8.55**	**8.66**	**8.24**	**8.08**
Effect of goodwill and other intangibles	.08	.09	.09	.11
Equity to assets (GAAP)	**8.63** %	**8.75** %	**8.33** %	**8.19** %
Tangible common equity to risk-weighted assets reconciliation				
Tangible common equity to risk-weighted assets	8.33 %	8.44 %	8.37 %	8.21 %
Effect of preferred equity	4.24	4.29	4.35	4.23
Tangible equity to risk weighted assets	**12.57**	**12.73**	**12.72**	**12.44**
Effect of other comprehensive income	.51	.36	.28	.10
Effect of trust preferred	1.15	1.17	1.19	1.15
Tier I capital ratio (Regulatory)	**14.23** %	**14.26** %	**14.19** %	**13.69** %

Non GAAP Reconciliation Tables

	4Q11		3Q11		2Q11		1Q11	
			Operating Earnings to GAAP Earnings Reconciliation					
Net interest margin - pre credit reconciliation								
Net interest margin - pre credit	3.77	%	3.79	%	3.67	%	3.84	%
Effect of interest reversals, lost interest, and carry costs of NPAs	(.26)		(.24)		(.26)		(.43)	
Net interest margin	**3.51**	**%**	**3.55**	**%**	**3.41**	**%**	**3.41**	**%**
Tangible common equity and tangible equity to tangible assets reconciliation								
Tangible common equity to tangible assets	5.38	%	5.65	%	1.37	%	2.70	%
Effect of preferred equity	2.78		2.77		6.56		3.31	
Tangible equity to tangible assets	**8.16**		**8.42**		**7.93**		**6.01**	
Effect of goodwill and other intangibles	.12		.13		.13		.14	
Equity to assets (GAAP)	**8.28**	**%**	**8.55**	**%**	**8.06**	**%**	**6.15**	**%**
Tangible common equity to risk-weighted assets reconciliation								
Tangible common equity to risk-weighted assets	8.25	%	8.52	%	8.69	%	.75	%
Effect of preferred equity	4.29		4.33		4.20		5.87	
Tangible equity to risk weighted assets	**12.54**		**12.85**		**12.89**		**6.62**	
Effect of other comprehensive income	(.03)		(.29)		(.42)		(.32)	
Effect of trust preferred	1.18		1.19		1.15		1.13	
Tier I capital ratio (Regulatory)	**13.69**	**%**	**13.75**	**%**	**13.62**	**%**	**7.43**	**%**

Analyst Coverage

FIG Partners

(Market Perform - Nov 9, 2012)

Keefe, Bruyette & Woods

(Market Perform - Oct 25, 2012)

Raymond James & Assoc.

(Market Perform - Sep 26, 2012)

Sandler O'Neill & Partners

(Hold, Oct 25, 2012)

Stephens, Inc.

(Overweight - Jan 14, 2013)

SunTrust Robinson Humphrey

(Neutral - Oct 25, 2012)

United Community Banks, Inc.

Investor Presentation

Fourth Quarter 2012